UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2025

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 06.057.223/0001-71

NIRE 33.300.272.90-9

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING

HELD ON DECEMBER 10th, 2025

1.           Date, Time and Place: On December 10th, 2025, at 9 a.m., at the headquarters of Sendas Distribuidora S.A. ("Company"), located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ayrton Senna, nº 6.000, Lote 2, Pal 48959, Anexo A, Jacarepaguá, CEP 22775-005.

2.           Call Notice and Attendance: Call notice given in accordance with the rules of procedure and presence of the totality of the members, namely: Messrs. Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Julio Cesar de Queiroz Campos, Leila Abraham Loria, Miguel Maia Mickelberg and Oscar de Paula Bernardes Neto.

3.           Board: Chairman: Oscar de Paula Bernardes Neto; Secretary: Tamara Rafiq Nahuz.

4.           Agenda: Analysis and resolution on (i) the amendments to the Conflicts of Interest Policy; (ii) the amendments to the Anticorruption Policy; (iii) the structured transaction involving the purchase, sale, and lease of certain properties owned by the company and by third parties; and (iv) the amendments to the Internal Regulation of the Corporate Governance, Sustainability, and Nomination Committee.

5.           Resolutions: The members of the Board of Directors discussed and resolved as follows:

5.1. Analysis and resolution on the amendments to the Conflicts of Interest Policy: The members of the Board of Directors, based on the favorable recommendations of the Corporate Governance, Sustainability and Nomination Committee and the Audit Committee, unanimously and without reservations resolved to approve the amendments made to the Conflicts of Interest Policy.

5.2. Analysis and resolution on the amendments to the Anticorruption Policy: The members of the Board of Directors, based on the favorable recommendation of the Audit Committee, unanimously and without reservations resolved to approve the amendments made to the Anticorruption Policy.

5.3. Analysis and resolution on the structured transaction involving the purchase, sale, and lease of certain properties owned by the Company and by third parties: The members of the Board of Directors, further to the presentation made and the materials previously available on the corporate governance platform, as well as based on the favorable recommendation of the Financial and Investment Committee, unanimously and without reservations, resolved to approve the structured transaction between the Company and entities of the SuccesPar group involving the sale and concurrent leaseback to the Company (sale and leaseback – SLB) of three properties owned by the Company, consisting of two stores located in Araruama – RJ and Ribeirão Preto – SP; and one land located in the Capão Redondo district, São Paulo – SP (portion of the property), in which, in addition to the sale (sale and leaseback – SLB), a built-to-suit (BTS) construction will be carried out; as well as the lease of three properties, two of which will be built or refurbished under the built-to-suit (BTS) structure and the third property will be leased by the SuccesPar group under a buy-to-lease (BTL) structure for the construction of a store with funds provided by the Company, whose agreement are subject to certain precedent conditions (“Transaction”). In view of such precedent conditions and ongoing negotiations, the management is hereby authorized to substitute the properties mentioned above, as well as the structures to be implemented on them, provided that the economic and financial rationale of the Transaction is observed, as per the presentation. Subsequently, the members of the Board of Directors resolved to authorize management to perform all acts and execute all documents necessary within the Transaction, being hereby ratified all acts already performed for such purposes.

5.4. Analysis and resolution on the amendments to the Internal Regulation of the Corporate Governance, Sustainability and Nomination Committee: The members of the Board of Directors, based on the favorable recommendations of the Corporate Governance, Sustainability and Nomination Committee, unanimously and without reservations resolved to approve the amendments made to the Internal Regulation of the Corporate Governance, Sustainability and Nomination Committee.

6.        Approval and signing of the minutes: There being no further action to be decided, these minutes were drawn up, after which they were read, approved and signed by those present. Rio de Janeiro, December 10th, 2025. Chairman: Mr. Oscar de Paula Bernardes Neto; Secretary: Ms. Tamara Rafiq Nahuz. Attending members of the Board of Directors: Belmiro de Figueiredo Gomes, Enéas Cesar Pestana Neto, José Roberto Meister Müssnich, Julio Cesar de Queiroz Campos, Leila Abraham Loria, Miguel Maia Mickelberg and Oscar de Paula Bernardes Neto.

Rio de Janeiro, December 10th, 2025.

I certify that these minutes are a faithful copy of the one drawn up in the company’s book.

_______________________________

Tamara Rafiq Nahuz

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2025

Sendas Distribuidora S.A.

By: /s/ Aymar Giglio Junior

Name: Aymar Giglio Junior

Title: Vice President of Finance

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.